                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                  VIASOFT, INC.
                            (Name of Subject Company)

                                  VIASOFT, INC.
                         (Name of Co-Offeror and Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   92552U-10-2
                      (CUSIP Number of Class of Securities)

                            CATHERINE HARDWICK, ESQ.
                        4343 E. CAMELBACK ROAD, SUITE 205
                             PHOENIX, ARIZONA 85018
                            TELEPHONE: (602) 667-2812
                            FACSIMILE: (602) 667-4233
                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                   communications on behalf of filing person)

                                 With copies to:
                             WILLIAM M. HARDIN, ESQ.
                            RONDA R. BECKERLEG, ESQ.
                           JENNIFER S.E. DORRIS, ESQ.
                              OSBORN MALEDON, P.A.
                      2929 NORTH CENTRAL AVENUE, SUITE 2100
                           PHOENIX, ARIZONA 85012-2794
                            TELEPHONE: (602) 640-9000
                            FACSIMILE: (602) 640-9050

                            CALCULATION OF FILING FEE

                     TRANSACTION VALUATION*           AMOUNT OF FILING FEE
                        $155,653,952.00                       N/A

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                  Amount previously paid:        $31,131.00
                  Form or registration no.:      Schedule TO
                  Filing party:                  Allen Systems Group, Inc.
                                                 ASG Sub, Inc.
                                                 Viasoft, Inc.
                  Date filed:                    May 4, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO (this "Statement") relates to a tender offer by Viasoft, Inc., a Delaware corporation (the "Company"), made as part of a combined tender offer with ASG Sub, Inc., a Delaware corporation ("ASG Sub"), a wholly-owned subsidiary of Allen Systems Group, Inc. ("Allen Systems"), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of the Company, together with the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 20, 1998, as amended between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), tendered pursuant to the tender offer at a purchase price of $8.40 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Tender Offer Statement on Schedule TO originally filed by ASG Sub, Allen Systems and Viasoft on May 4, 2000 (the "Initial Schedule TO"), which, as amended as set forth in Amendment No. 1 to the Initial Schedule TO ("Amendment No. 1 to the Initial Schedule TO") and Amendment No. 2 to the Initial Schedule TO ("Amendment No. 2 to the Initial Schedule TO"), is hereby expressly incorporated herein by reference.

         The information in the Offer to Purchase, including all schedules and annexes thereto, as amended as set forth in Amendment No. 1 to the Initial Schedule TO and Amendment No. 2 to the Initial Schedule TO, is hereby expressly incorporated herein by reference in response to all the Items of this Statement, except as otherwise set forth below.

         All information contained in the Offer to Purchase concerning ASG Sub or Allen Systems, including but not limited to information with respect to the financing to be obtained by Allen Systems in connection with the Offer and information with respect to the respective directors and executive officers of Allen Systems and ASG Sub or actions or events with respect to any of them, was provided by ASG Sub or Allen Systems, respectively, and the Company takes no responsibility for such information.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)*    Offer to Purchase, dated May 4, 2000.

(a)(2)* Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated May 4, 2000.

(a)(3)*    Letter of Transmittal.

(a)(4)*    Notice of Guaranteed Delivery.

(a)(5)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Text of joint press release issued by Allen Systems and the Company dated April 27, 2000 (incorporated by reference to the Schedule TO filed by Allen Systems, ASG Sub and the Company with the Securities and Exchange Commission on April 28, 2000).

(a)(9)*    Form of summary advertisement dated May 4, 2000.

(a)(10)    Text of press release issued by Viasoft dated May 25, 2000.

(b)(1)* Credit Agreement, dated as of April 26, 2000, among ASG, ASG Sub, LaSalle Bank N.A. and KeyBank National Association.

(b)(2)* Commitment Letter, dated April 21, 2000, from LaSalle Bank N.A. and KeyBank National Association.

(c)* Opinion of Broadview International LLC, dated April 27, 2000 (included as Annex A of the Offer to Purchase as Exhibit (a)(1)).

(c)(2) Fairness Opinion Documentation of Broadview International LLC, dated April 27, 2000.

(c)(3)     Other Potential Offeror Materials.

(d)(1)* Agreement and Plan of Merger, dated as of May 4, 2000, among Viasoft, Inc., Allen Systems Group, Inc. and ASG Sub, Inc. (included as Annex C of the Offer to Purchase as Exhibit (a)(1)).

(d)(2)* Confidentiality Agreement, dated March 3, 2000, between Allen Systems and the Company.

(d)(3)* Confidentiality Agreement, dated March 2, 2000, between Allen Systems and the Company.

(d)(4)* Shareholder Tender and Voting Agreement, dated as of April 27, 2000, between ASG Sub and certain shareholders of the Company.

(d)(5)** First Amendment to Agreement and Plan of Merger, dated May 25, 2000 among Viasoft, Inc., Allen Systems Group, Inc. and ASG Sub, Inc.

(e)(1)* Change of Control Separation Plan of the Company dated as of July 14, 1999.

(e)(2)* Amendment to the Company Change in Control Separation Plan, dated as of April 27, 2000.

(f)* Section 262 of the Delaware General Corporation Law (included as Annex B to the Offer to Purchase as Exhibit (a)(1)).

(g)        None.

(h)        Not applicable.

---------------------

* Incorporated by reference from the Tender Offer Statement on Schedule TO filed by Allen Systems Group, Inc., ASG Sub Inc. and Viasoft, Inc. on May 4, 2000.

** Incorporated by reference from the Amendment No. 2 on Schedule TO filed by Allen Systems Group, Inc. and ASG Sub, Inc. on May 25, 2000.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         The information in the Offer to Purchase, including all schedules and annexes thereto, as amended as set forth in Amendment No. 1 to the Initial Schedule TO and Amendment No. 2 to the Initial Schedule TO, is hereby expressly incorporated by reference in response to all of the Items required by Schedule 13E-3 that are not included or covered by the Items in the Initial Schedule TO.

        The section of the Offer to Purchase entitled "SPECIAL FACTORS - Background of the Transactions - Contacts Between Viasoft and Allen Systems" at page 8 of the offer to Purchase is amended by the addition of the following at the end of the sixteenth paragraph of such section:

        "Broadview provided and reviewed with the Viasoft Board a summary of publicly available information relating to the Other Potential Offeror, including product offerings, independent analyst estimates, ownership and share price data and comparable public company data. This summary information did not include an opinion or recommendation from Broadview."


        The section of the Offer to Purchase entitled "SPECIAL FACTORS - 3. OPINION OF FINANCIAL ADVISOR" at page 13 of the Offer to Purchase is amended by the addition of the following after the fourth paragraph of such section:

        "SUMMARY OF VALUATION CONSIDERATIONS

        In reviewing the business of Viasoft, along with the current activity within the information technology ("IT"), communications and media industries, Broadview identified the following factors which, among others, may have a material impact on valuation.

        FACTORS POSITIVELY AFFECTING THE VALUE OF VIASOFT

        LARGE ENTERPRISE CUSTOMER BASE. Viasoft has established a large, high-profile customer base with over 750 entities under active maintenance contracts. The majority of the Company's customers are large enterprises with significant investments in mainframe-based systems. Viasoft currently has over 550 customers paying maintenance on its flagship product, Enterprise Systems Workbench (ESW). These customer relationships provide Viasoft with a recurring revenue stream as well as a large installed base in which to sell additional products and services.

        LARGE POTENTIAL OPPORTUNITY IN NASCENT APPLICATION MODERNIZATION MARKET. Despite the movement to next-generation platforms, large enterprises typically remain highly dependent on mainframe-based applications to support their business processes. As these companies look to modernize their mainframe applications to leverage the Internet platform for e-business (e.g., browser-based user interfaces and integration of mainframe systems with new Internet applications), Viasoft expects these organizations to require third-party solutions to assist with the transition. The Company currently offers a suite of tools and service offerings used in analyzing mainframe applications and plans to introduce additional products designed to facilitate the transition of mainframe code to a componentized, distributed application framework. This new emerging market provides Viasoft with the opportunity for renewed revenue growth.

        STRONG BALANCE SHEET. As of March 31, 2000, Viasoft had a cash balance of $88.3 million and no debt. As a result, Viasoft possesses a strong balance sheet with which to fund investment in the development of new application modernization tools.

        FACTORS NEGATIVELY AFFECTING THE VALUE OF VIASOFT

        RAPID HISTORICAL REVENUE DECLINE. Viasoft reported a 39% revenue decline for the trailing twelve months ending March 31, 2000, and a year-over-year quarterly revenue decline of 57% for the quarter ending March 31, 2000. This decline is largely the result of the shift in focus away from Y2K testing tools and services as the market for these products and services has been extinguished. The Company's financial performance in the three quarters ended March 31, 2000 may have also been negatively impacted by the announced but not completed transaction with Compuware. In addition to the quarter-over-quarter decline of 54% in license revenue and 25% in services revenue in the quarter ending March 31, 2000, the Company also reported a 13% decline in maintenance revenue, due to a decline in both year 2000 and non-year 2000 product maintenance revenue. Although both management and an analyst expect Viasoft to moderately grow revenues in fiscal year 2001, potential growth will be highly dependent on the Company's ability to rebuild the sales organization, develop new products to complement its existing product portfolio, and reverse the decline in maintenance revenue from existing customers.

        STRONG COMPETITION AND NEED FOR GREATER CRITICAL MASS. The enterprise application development tools market is highly competitive and is experiencing rapid consolidation. Many of the vendors in this market have far greater critical mass in sales and marketing, product breadth, research and development and services capability. In its core non-year 2000 related markets, Viasoft currently competes with vendors such as IBM, Computer Associates/Sterling Software, Compuware, Merant, and Microsoft, among others. As large enterprise customers continue to rationalize the number of strategic software and services vendors from which they purchase, the Company is experiencing a greater need for critical mass to compete effectively in this changing market environment.

        DEPENDENCE ON GROWTH OF NASCENT APPLICATION MODERNIZATION MARKET. An estimated 180 billion lines of COBOL code have been implemented on the IBM mainframe. While numerous companies rely on these mainframe systems for mission critical data processing, there is no guarantee of the rate at which companies will seek to modernize these applications. Furthermore, it is also undetermined how companies will choose to modernize their mainframe applications. Companies may choose to outsource mainframe code modernization to large services organizations thereby limiting the revenue potential of smaller tools vendors such as Viasoft. Companies may also choose to replace legacy applications with "packaged" software, hence obviating the need for modernization tools that Viasoft plans to offer.

        LOSS OF KEY PERSONNEL. Due to the transition in its business model, Viasoft completed two restructurings during fiscal 1999 and has experienced higher than historical voluntary turnover among its employee base and management team. The Company has suffered the loss of over 50% of its North American sales organization and over 50% of the personnel in the finance/administration organization, largely as a result of the announced, but not completed Compuware transaction. Without the benefits of additional products in the development pipeline, the Company may have difficulty attracting and retaining key sales personnel. The Company will also need to recruit key executives including a CFO and senior management to oversee sales and marketing functions.

        PUBLIC ANNOUNCEMENT OF THE COMPUWARE TRANSACTION TERMINATION. The Company has recently emerged from a six-month process that began with the announcement of a transaction with Compuware on July 14, 1999 and concluded with a public announcement of a termination on January 18, 2000. As a result of this process, the Company has been adversely impacted by loss of key personnel, delays of customer orders, slowdown of development projects and exposure to one of the Company's larger competitors. While these factors have visibly impacted recent financial results, the Company's future growth may also be negatively impacted.

        SUMMARY OF FINANCIAL ANALYSES"

        The section of the Offer to Purchase entitled "SPECIAL FACTORS - 2. RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION" at page 10 of the Offer to Purchase is amended by adding the following before the first paragraph of such section:

                "THE BOARD OF DIRECTORS OF VIASOFT HAS UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND HAS DETERMINED THAT THE TERMS OF EACH ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, VIASOFT AND ITS SHAREHOLDERS, AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER."

        The last sentence of subclause (2) of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 2. RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION" at page 11 of the Offer to Purchase is amended to read as follows:

                "In particular, the Board noted that the $8.40 per Share cash consideration represents a premium of approximately 53% over the $5.50 per Share closing price on the Nasdaq National Market on April 26, 2000, the last full trading day before the Board met to determine the final terms of the Merger Agreement and a premium of 26.8% over the $6.63 per Share closing price on the twentieth trading day prior to such determination. The Viasoft Board also noted that approximately 1.8 million Shares were purchased by the Company during the last two fiscal years at an average purchase price of $8.63 per Share, but did not consider this information to be as material to its determination as the more recent trading prices, due in part to the adverse effects of more recent developments on its business, such as the terminated Compuware transaction, winding down of the market for Viasoft's year 2000 products and services and risks associated with the announced reorganization of its business. See "SPECIAL FACTORS - 11. Transactions and Arrangements Concerning Shares.""

        The subclause (8) of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 2. RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION" at page 11 of the Offer to Purchase is amended to read as follows:

                "(10) Alternatives to the Merger. The Viasoft Board evaluated possible alternatives to the Offer and the Merger. The Viasoft Board considered the proposal of the Other Potential Offeror and regarded it as significantly inferior to the Offer and Merger for many reasons, including the size and financial resources of the Other Potential Offeror, the volatility and relative lack of liquidity of its common stock and the risk these factors entailed in view of the Other Potential Offeror's requirement that a majority of the per share consideration be paid in common stock rather than cash. The Viasoft Board also considered continuing to seek additional proposals from other parties and accepting the related uncertainties (including with respect to timing, valuation and the likelihood of completion of any such proposals that might be received) and concluded that the risks outweighed the potential benefits of this alternative in light of the unsuccessful recent discussions with other potential acquirors discussed above and the fact that no other unsolicited indications of interest were received following the highly-publicized termination of the Compuware Merger Agreement. The Viasoft Board further considered continuing to maintain Viasoft as an independent public corporation and not engaging in any extraordinary transaction. In that connection, the Viasoft Board reviewed Viasoft's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent and in particular, the risks associated with the rebuilding of the business required after termination of the Compuware Merger Agreement and viasoft's previously announced reorganization of its business. Ultimately, this alternative was rejected based on an evaluation of all of the information and factors summarized above and the Viasoft Board's determination that such information and factors favored approval of the Offer and the Merger when weighed against the risks and uncertainties of continuing as an independent public company."

        The subclause (9) of the section of the Offer to Purchase entitled "SPECIAL FACTORS - 2. RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION" at page 11 of the Offer to Purchase is amended to be subclause (8).

        The section of the Offer to Purchase entitled "SPECIAL FACTORS - 2. RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION" at page 11 of the Offer to Purchase is amended to include the following subclause (9):

                "(9) Prior Compuware Offer. The Viasoft Board considered the fairness of the Offer and the Merger in relation to the $9.00 offer made pursuant to the Compuware Merger Agreement, noting in particular recent developments, such as the adverse effects of the terminated Compuware transaction, described under "SPECIAL FACTORS - 1. Background of the Transaction," the end of the market for Viasoft's year 2000 products and services and risks associated with the reorganization of its business.

        The section of the Offer to Purchase entitled "SPECIAL FACTORS - 2. RECOMMENDATION OF THE VIASOFT BOARD; FAIRNESS OF THE TRANSACTION" at page 11 of the Offer to Purchase is amended to include the following additional paragraphs following subclause (10):

                The Viasoft Board considered the going concern value of the Company in evaluating the Offer and the Merger in part by reference to multiples of earnings and revenue set forth in the Broadview financial analysis. The Viasoft Board noted that the Offer Price represents a premium over the median multiples of trailing 12 months net income, projected June 30, 2000 net income and earnings for comparable companies. The Viasoft Board understood that valuation and revenue growth rates are positively correlated in the software industry and noted that while the Offer Price is below the median multiples of trailing 12 months revenue, projected June 30, 2000 revenue and revenue for comparable companies, the revenue growth rates for Viasoft for the 12 months ended March 30, 2000 and June 30, 2000 (projected) are negative (39.4%) and (45.3%), respectively, compared to median revenue growth rates for comparable companies of 6.3% and 10.5%, respectively, for such periods. The Viasoft Board did not consider the Company's net book value or liquidation value because such values were believed not to be material indicators of the Company's value as a going concern.

                The Viasoft Board also considered as factors that potentially weighed against the Offer and the Merger the potential risks and detriments of the Offer and the Merger, including (1) the fact that as a result of the Offer and the Merger, the existing stockholders of the Company would be unable to benefit from any future growth of the Company, (2) the fees and expenses required to be paid by the Company by the terms of the Merger Agreement upon certain terminations of the Merger Agreement which, among other things, would make it more costly for another potential bidder to propose an acquisition of the Company on a basis that would be superior to that contemplated by the Merger Agreement and (3) the conditions relating to the obligations of the lenders under the Credit Agreement to provide the funding necessary for Allen

        Systems to consummate the Offer and the Merger and to pay related fees and expenses."

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      VIASOFT, INC.



                                      By: /s/ Steven D. Whiteman
                                         --------------------------------------
                                         Name:  Steven D. Whiteman
                                         Title: Chairman of the Board and Chief
                                                Executive Officer

Date:  May 25, 2000

                                INDEX TO EXHIBITS


  EXHIBIT
  NUMBER            DESCRIPTION OF EXHIBIT


(a)(1)*    Offer to Purchase, dated May 4, 2000.

(a)(2)* Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated May 4, 2000.

(a)(3)*    Letter of Transmittal.

(a)(4)*    Notice of Guaranteed Delivery.

(a)(5)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Text of joint press release issued by Allen Systems and the Company dated April 27, 2000 (incorporated by reference to the Schedule TO filed by Allen Systems, ASG Sub and the Company with the Securities and Exchange Commission on April 28, 2000).

(a)(9)*    Form of summary advertisement dated May 4, 2000.

(a)(10)    Text of press release issued by Viasoft dated May 25, 2000.

(b)(1)* Credit Agreement, dated as of April 26, 2000, among ASG, ASG Sub, LaSalle Bank N.A. and KeyBank National Association.

(b)(2)* Commitment Letter, dated April 21, 2000, from LaSalle Bank N.A. and KeyBank National Association.

(c)* Opinion of Broadview International LLC, dated April 27, 2000 (included as Annex A of the Offer to Purchase as Exhibit (a)(1)).

(c)(2) Fairness Opinion Documentation of Broadview International LLC, dated April 27, 2000.

(c)(3)     Other Potential Offeror Materials.

(d)(1)* Agreement and Plan of Merger, dated as of May 4, 2000, among Viasoft, Inc., Allen Systems Group, Inc. and ASG Sub, Inc. (included as Annex C of the Offer to Purchase as Exhibit (a)(1)).

(d)(2)* Confidentiality Agreement, dated March 3, 2000, between Allen Systems and the Company.

(d)(3)* Confidentiality Agreement, dated March 2, 2000, between Allen Systems and the Company.

(d)(4)* Shareholder Tender and Voting Agreement, dated as of April 27, 2000, between ASG Sub and certain shareholders of the Company.

(d)(5)** First Amendment to Agreement and Plan of Merger, dated May 25, 2000, among Viasoft, Inc., Allen Systems Group, Inc. and ASG Sub, Inc.

(e)(1)* Change of Control Separation Plan of the Company dated as of July 14, 1999.

(e)(2)* Amendment to the Company Change in Control Separation Plan, dated as of April 27, 2000.

(f)* Section 262 of the Delaware General Corporation Law (included as Annex B to the Offer to Purchase as Exhibit (a)(1)).

(g)        None.

(i)        Not applicable.

---------------------

* Incorporated by reference from the Tender Offer Statement on Schedule TO filed by Allen Systems Group, Inc., ASG Sub Inc. and Viasoft, Inc. on May 4, 2000.

** Incorporated by reference from the Amendment No. 2 on Schedule TO filed by Allen Systems Group, Inc. and ASG Sub, Inc. on May 25, 2000.